Exhibit 11

                       BIOTECHNICA INTERNATIONAL INC.
            STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
                                 (Unaudited)
         (in thousands of dollars except share and per share amounts)

                             Three Months Ended        Six Months Ended
                                 December 31,             December 31,
                               1997       1996         1997       1996


Net income (loss)           $(1,901)   $(1,658)     $(4,094)   $(3,688)


Current undeclared
  preferred stock
  dividend                     (169)      (169)        (338)      (338)


Net income available to
  common shareholders net of
  undeclared preferred
  dividends                  (2,070)    (1,827)      (4,432)    (4,026)


Per share of common stock     (0.02)     (0.02)       (0.04)     (0.03)



Weighted average
shares outstanding      104,055,577 115,418,788 104,055,577 115,418,788